

Mail Stop 3720

October 14, 2015

David Darling
Chairman of the Board
HashingSpace Corporation
5700 Oakland Avenue, #200
St. Louis, Missouri 63110

> **Re: HashingSpace Corporation**
> **Form 8-K**
> **Filed July 10, 2015**
> **File No. 333-190726**

Dear Mr. Darling:

We issued comments to you on the above captioned filing on August 5, 2015. On September 21, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Emily C. Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

> Sincerely,
>
> /s/ Larry Spirgel
>
> Larry Spirgel
> Assistant Director
> AD Office 11 – Telecommunications

cc: Peter Campitiello, Esq.
       Kane Kessler, P.C.